UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the first quarter of 2013.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

Santiago, Chile, May 28, 2013.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first quarter of 2013 of US$151.8 million (US$0.58 per ADR), an increase of 1.2% with respect to the same period of 2012, when earnings totaled US$150.0 million (US$0.57 per ADR). Gross Margin2 reached US$238.9 million (38.3% of revenues), 1.1% higher than the US$263.3 million (44.6% of revenues) recorded during the first quarter of 2012. Revenues totaled US$623.4 million for the first quarter, representing an increase of 17.7% over the US$529.6 million reported in the same period of 2012.

SQM’s Chief Executive Officer, Patricio Contesse, stated, “Gross profit during the first quarter of 2013 was slightly better than both the first and last quarter of 2012; however, we expect the remainder of 2013 to be lower than the first part of this year. It is anticipated that total market demand for potash will exceed market demand seen in 2012, although we have seen the impact of lower prices in our fertilizers markets. In the chemical markets we are seeing healthy demand growth, where new entrants to the lithium and iodine markets will capture some market share this year. For 2014 we expect markets to continue evolving positively and our sales to evolve accordingly.”

Mr. Contesse continued, “During this year, we will continue our major capital expenditures focused on increasing production is the Salar de Atacama; these expansions will give us the flexibility to help meet market demands in the future.”

Segment Analysis

Specialty Plant Nutrition

Revenues from our Specialty Plant Nutrition business line for the first three months of 2013 totaled US$196.7 million, an increase of 23.7% compared to the US$159.1 million reported for the same period in 2012.

The SPN market saw increased demand during the first quarter of 2013 than seen in 2012. During this strong quarter, SQM saw an increase over 35% in volumes when compared to the relatively weak first quarter of 2012. Most products within the SPN business line saw higher sales volumes during the first three months of 2013, which contributed to increased revenues. Average prices for the business line fell about 3% percent when compared to the fourth quarter of 2012.

Specialty Plant Nutrition gross margin1 for the first three months of 2013 accounted for approximately 24% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of Iodine and Derivatives during the first three months of 2013 totaled US$147.9 million, an increase of 2.8% with respect to the US$143.9 million reported for the first three months of 2012.

Market conditions in iodine were positive during the first quarter of 2013 and we expect this trend to continue in the future. Demand in all main uses continues to grow, but X-ray contrast media, LCD, and consumptions related to pharmaceuticals remain prominent uses for iodine.

We will continue to see new supply enter the market during the remainder of 2013. This new supply will continue to have an impact on our sales volumes during the remainder of the year. Average prices during the first quarter remained at similar prices to those seen during the fourth quarter 2012; this was in line with company expectations.

Gross margin for the Iodine and Derivatives segment accounted for approximately 36% of SQM’s consolidated gross margin in the first three months of 2013.

Lithium and Derivatives

Revenues for Lithium and Derivatives totaled US$41.9 million during the first three months of 2013, a decrease of 11.9% with respect to the US$47.5 million reported for the first three months of 2012.

Demand in the lithium market remained strong during the first three months of 2013, and we expect demand in 2013 to be around 10% higher than demand seen in 2012. The lithium market continues to be driven mainly by battery growth, the historical demand driver for the lithium market, but with little impact from electric cars to date.

New lithium supply is being added to the market at high levels, and as a result, as seen during the first quarter of 2013, our sales volumes for lithium and derivatives may decrease overall in 2013, to levels lower than those posted during 2012. Notwithstanding, prices for lithium carbonate during the first quarter of 2013 were about 8% higher than average prices for lithium carbonate seen during the fourth quarter of 2012.

Gross margin for the Lithium and Derivatives segment accounted for approximately 9% of SQM’s consolidated gross margin in the first three months of 2013.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium Chloride and Potassium Sulfate revenues for the first three months of 2013 totaled US$152.9 million, a 14.5% increase with respect to the first three months of 2012, when revenues amounted to US$133.6 million.

In general, potash fertilizer market conditions saw better conditions in recent weeks as global potash demand showed signs of improvement in major markets, including Brazil, Europe and the US. We believe these market conditions will continue throughout the year, as market demand is expected to surpass 54 million metric tons during 2013.

As expected, the first quarter of 2013 showed strong sales volumes of potassium chloride; volumes increased over 25% when compared to the first quarter of the previous year. We expect our total sales volumes of MOP and SOP fertilizers from the Salar de Atacama to be over 20% higher than sales volumes seen in 2012. We continue with our expansion plans in the Salar de Atacama to increase production capacity of potassium-based fertilizers. These expansions should be completed in the short-term.

As expected, prices in this business line fell when compared to the average price of 2012; this was a result of lower market prices for potassium related fertilizers.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 20% of SQM’s consolidated gross margin in the first three months of 2013.

Industrial Chemicals

Industrial Chemicals revenues for the first three months of 2013 reached US$70.9 million, 14.5% higher than the US$32.3 million recorded for the same period of 2012.

During the first quarter of 2013, our sales volumes were higher than sales volumes seen during the first quarter of 2012. However, we still expect volumes in this business line to decrease significantly during 2013 compared to 2012 based primarily on the delay of the sale of solar salts3, a powerful element used for alternative energy sources, as the market has seen higher financing costs for projects in the United States and Europe.

Average prices in this business line remained relatively flat compared to the fourth quarter of 2012.

Gross margin for the Industrial Chemicals segment accounted for approximately 9% of SQM’s consolidated gross margin in the first three months of 2013.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$13.0 million in the first three months of the year, a slight drop compared to the US$13.2 million for the same period of 2012.

Administrative Expenses

Administrative expenses totaled US$23.3 million (3.7% of revenues) for the first three months of 2013, compared to the US$23.0 million (4.3% of revenues) recorded during the same period of 2012.

Net Financial Expenses

Net financial expenses for the first three months of 2013 were US$8.7 million, compared to the US$6.5 million recorded during the same period of 2012.

Notes:

1)	Net Income refers to the Comprehensive income attributable to Controlling Interests.
2)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding sales and administration expenses.
3)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in almost 20 countries and sales in over 100 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Kelly O’Brien 562-2425-2074 / kelly.obrien@sqm.com

Constanza Schulz 562-2425-2058 / constanza.schulz@sqm.com

Mark Fones 562-2425-2271 / mark.fones@sqm.com

For media inquiries, contact: Felipe Encinas 562-2425-2027 / Felipe.encinas@sqm.com

Forward-looking statements

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term in defined under Federal Securities Laws.

Any forward-looking statements are estimates that reflect the best judgment of SQM management based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements should be considered in light of those factors.

Balance Sheet

(US$ Millions)	As of mar 31	As of Dec. 31
	2013	2012

Total Current Assets	2,347.3	2,246.7
Cash and cash equivalents	228.7	324.4
Other current financial assets	418.6	316.1
Accounts receivable (1)	713.6	612.0
Inventory	891.2	896.2
Others	95.2	98.0

Total Non-current Assets	2,213.2	2,169.7
Other non-current financial assets	24.9	29.5
Investments in related companies	66.3	70.3
Property, plant and equipment	2.039.8	1,988.3
Other Non-current Assets	82.2	81.6

Total Assets	4,560.5	4,416.4

Total Current Liabilities	624.5	609.1
Short-term debt	200.1	152.8
Others	424.4	456.3

Total Long-Term Liabilities	1,596.8	1,619.9
Long-term debt	1,413.4	1,446.2
Others	183.3	173.7

Shareholders' Equity before Minority Interest	2,283.7	2,132.8

Minority Interest	55.5	54.6

Total Shareholders' Equity	2,339.3	2,187.4

Total Liabilities & Shareholders' Equity	4,560.5	4,416.4

Liquidity (2)	3.8	3.7

(1) Accounts receivable + accounts receivable from related co.

(2) Current assets / current liabilities

Income Statement

(US$ Millions)	For the 1st Quarter
	2013	2012

Revenues	623.4	529.6

Specialty Plant Nutrition*	196.7	159.1
Iodine and Iodine Derivatives	147.9	143.9
Lithium and Lithium Derivatives	41.9	47.5
Industrial Chemicals	70.9	32.3
Potassium Chloride & Potassium Sulfate	152.9	133.6
Other Income	13.0	13.2

Cost of Goods Sold	(332.8)	(246.4)
Depreciation and Amortization	(51.7)	(47.0)

Gross Margin	238.9	236.3

Administrative Expenses	(23.3)	(23.0)
Financial Expenses	(13.1)	(12.1)
Financial Income	4.4	5.5
Exchange Difference	(4.8)	(4.9)
Other	(3.3)	2.7

Income Before Taxes	198.8	204.5

Income Tax	(46.1)	(52.8)

Net Income before minority interest	152.7	151.8

Minority Interest	(0.9)	(1.7)

Net Income	151.8	150.0
Net Income per Share (US$)	0.58	0.57

*Includes other specialty fertilizers

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934. the registrant has duly caused this report to be signed on its behalf by the undersigned. thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos

Ricardo Ramos

Chief Financial Officer & Business Development SVP

Date: May 28, 2013